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Exhibit 8.1

[Date of Closing]

Stockmans Financial Group
9340 East Stockman Blvd.
Elk Grove, CA 95624

PremierWest Bancorp
503 Airport Road
Medford, Oregon 97501

  Re:
  Mergers Pursuant to Agreement and Plan of Reorganization dated October 19, 2007, by and among PremierWest Bancorp, PremierWest Bank, Stockmans Financial Group and Stockmans Bank (the "Merger Agreement")

Ladies and Gentleman:

        We have acted as special counsel to PremierWest Bancorp, an Oregon corporation ("PremierWest"), in connection with the proposed merger of Stockmans Financial Group, a California corporation ("Stockmans"), with and into PremierWest (the "Holding Company Merger"), and the proposed merger of Stockmans Bank with and into PremierWest Bank (the "Bank Merger"), pursuant to the terms of the Merger Agreement.

        Capitalized terms not defined herein have the meanings set forth in the Merger Agreement and the exhibits thereto or in the letters delivered to Foster Pepper LLP by PremierWest and PremierWest Bank, and by Stockmans and Stockmans Bank containing certain representations of PremierWest and PremierWest Bank, and Stockmans and Stockmans Bank relevant to our opinion (the "Representation Letters"). All section references, unless otherwise indicated, are to the United States Internal Revenue Code of 1986, as amended (the "Code"). The Holding Company Merger and the Bank Merger are referred to collectively as the "Mergers."

        You have requested our opinion regarding certain material federal income tax consequences of the Mergers. This opinion is given pursuant to Sections 8.12 and 9.11 of the Merger Agreement. In our capacity as special counsel to PremierWest, and for purposes of rendering this opinion, we have examined and relied upon the Registration Statement on Form S-4, and all amendments thereto, as filed with the Securities and Exchange Commission, the Merger Agreement and the exhibits thereto, the Representation Letters, and such other documents as we considered relevant for purposes of this opinion. In our examination, we have assumed the authenticity of all documents submitted to us as originals, the accuracy of all documents submitted to us as copies and the authenticity of the originals of such copies, the genuineness of signatures, and the legal capacity of signatories.

        We have assumed that all parties to the Merger Agreement and to any other documents examined by us have acted, and will act, in accordance with the terms of the Merger Agreement and that the Mergers will be consummated strictly in accordance with applicable laws and regulations, and at the Effective Date pursuant to the terms and conditions set forth in the Merger Agreement without the waiver or modification of any terms and conditions. Furthermore, we have assumed that all representations contained in the Merger Agreement, as well as those representations contained in the Representation Letters, are, and at the Effective Date will be, true and complete in all material respects, and that any representation made in any of the documents referred to herein "to the best of the knowledge and belief" or similar qualification of any person is correct without such qualification. We have assumed that all parties to the Merger Agreement have complied with and will comply with all requirements under Oregon and California law applicable to the Mergers including without limitation Oregon Revised Statutes Chapter 60 and Oregon Revised Statutes Chapter 711 and all applicable regulations promulgated under such statutes.

        We have assumed that as to all matters for which a person or entity has represented that such person or entity does not have, or is not aware of, any plan, intention, understanding, or agreement, there is no such plan, intention, understanding, or agreement. We have not attempted to verify independently such representations, but in the course of our representation, nothing has come to our attention that would cause us to question the accuracy thereof.

        In rendering our opinion, we have considered the applicable provisions of the Code, Treasury Regulations promulgated or proposed thereunder (the "Regulations"), current published administrative positions of the Internal Revenue Service ("Rulings"), and existing published judicial authorities. New developments in the Regulations, Rulings, judicial authorities or legislative changes occurring after the Effective Date may have an adverse impact upon the opinions expressed herein. Nevertheless, we undertake no responsibility to advise you of any developments after the Effective Date in the application or interpretation of the income tax laws of the United States.

        Our opinion represents our best judgment of how a court would decide if presented with the issues addressed herein and is not binding upon either the Internal Revenue Service ("IRS") or any court. Thus, no assurances can be given that a position taken in reliance on our opinion will not be challenged by the IRS or rejected by a court.

        This opinion addresses only the specific United States federal income tax consequences of the Mergers set forth below, and does not address any other federal, state, local, or foreign income, estate, gift, transfer, sales, use, or other tax consequences that may result from the Mergers or any other transaction (including any transaction undertaken in connection with the Mergers).

        On the basis of, and subject to the foregoing, and in reliance upon the representations and assumptions described above, we are of the following opinion:

  1.
  The Holding Company Merger will constitute a reorganization within the meaning of Section 368(a)(1) of the Code and PremierWest and Stockmans will be parties to such reorganization within the meaning of Section 368(b).

  2.
  The Bank Merger will constitute a reorganization within the meaning of Section 368(a)(1) of the Code and PremierWest Bank and Stockmans Bank will be parties to such reorganizations within the meaning of Section 368(b).

  3.
  No taxable gain or loss will be recognized by PremierWest, Stockmans, PremierWest Bank, or Stockmans Bank as a result of the Mergers.

  4.
  No taxable gain or loss will be recognized by the shareholders of Stockmans upon the exchange of Stockmans Common Stock solely for shares of PremierWest Common Stock in the Holding Company Merger, except that gain or loss will be recognized on the receipt of cash, if any, received in lieu of fractional shares.

        No opinion is expressed as to any federal income tax consequence of the Mergers except as specifically set forth herein, and this opinion may not be relied upon except with respect to the consequences specifically discussed herein. Our opinion addresses only shareholders who are citizens or residents of the United States who hold their stock as a capital asset. Our opinion does not address all of the tax consequences that may be relevant to particular Stockmans shareholders in light of their individual circumstances or stockholders that may be subject to special rules.

        This opinion is being delivered to you solely in connection with the Merger Agreement and may be relied upon by PremierWest, Stockmans, PremierWest Bank and Stockmans Bank and their respective shareholders. It may not be relied upon for any other purpose or by any other person or entity, and may not be made available to any other person or entity without our prior written consent.

        We hereby consent to the filing of this opinion with the SEC as an exhibit to the Registration Statement and to the references to our Firm in the section entitled "Material United States Federal Tax Consequences of the Merger." In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,
FOSTER PEPPER LLP

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  Exhibit 8.1